UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Dated July 30, 2026

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ✓     Form 40-F

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-297740), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a Stock Exchange Announcement dated July 30, 2026 entitled ‘Vodafone takes full ownership of VodafoneThree’

30 JULY 2026

Vodafone takes full ownership of VodafoneThree

Vodafone Group Plc (“Vodafone”) announces that it has completed the buyout of CK Hutchison Group Telecom Holding Limited’s (“CKHGT”) 49% stake in VodafoneThree (the “Transaction”), for £4.3 billion (€4.9 billion). As a result, Vodafone now owns 100% of VodafoneThree, the UK’s largest mobile operator and one of the fastest growing broadband providers.

The Transaction has been fully funded from existing Vodafone Group cash resources.

Full ownership of VodafoneThree will enable us to move at an even faster pace and capture the significant benefits created through our £11 billion network investment plan and targeted synergies, including £700 million of annual cost and capital expenditure synergies by FY30.

Margherita Della Valle, Chief Executive of Vodafone Group, said: “With full ownership and control, we’ll have the ability to move faster in the next phase of building one of Europe’s leading networks. This best-in-class infrastructure will deliver better connectivity for our customers up and down the country, help drive the UK’s digital economy, and deliver long-term value for our shareholders.”

On 8 October 2026, Vodafone will be hosting a VodafoneThree Investor Briefing. The briefing will outline VodafoneThree’s strategy, growth ambitions and the significant value creation we expect to deliver over the coming years, as we focus on building the UK’s best network.

<ENDS>

Contact details

Media Relations: Vodafone.com/media/contact GroupMedia@vodafone.com	Investor Relations: investors.vodafone.com ir@vodafone.co.uk

 Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

Person responsible

The person responsible for arranging the release of this announcement on behalf of Vodafone is Maaike de Bie, Group General Counsel and Company Secretary (Tel: +44 (0)1635 33251).

Other Notes to Editors

•	Vodafone funded the £4.3 billion (€4.9 billion) of cash consideration from existing cash resources.

•	There have been no material changes affecting any matter contained in the previous announcement relating to this transaction made on 5 May 2026.

About Vodafone Group

everyone.connected

Vodafone is a leading European and African telecoms company.

We serve over 370 million mobile and broadband customers, operating networks in 17 countries with investments in a further three and partners in over 40 more. We have capacity on more than 70 subsea cable systems – the backbone of the internet – and we are developing a new direct-to-mobile satellite communications service to connect areas without coverage. Vodafone runs one of the world’s largest IoT platforms, with over 240 million connections globally, and we provide financial services to around 103 million customers across eight African countries – managing more transactions than any other provider.

From the seabed to the stars, Vodafone’s mission is to connect everyone.

For more information, please visit www.vodafone.com, follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: July 30, 2026	By:	/s/ M D B
	Name:	Maaike de Bie
	Title:	Group General Counsel and Company Secretary